

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Charles W. Sulerzyski
President and Chief Executive Officer
Peoples Bancorp Inc.
138 Putnam Street
P.O. Box 738
Marietta, OH 45750-0738

      **Re: Peoples Bancorp Inc.**
           **Registration Statement on Form S-4**
           **Filed December 9, 2022**
           **File No. 333-268728**

Dear Charles W. Sulerzyski:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at (202) 551-8819 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Finance

cc:    Christian Gonzalez